UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

OCA Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

670865104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670865104

1.	Names of Reporting Persons OCA Acquisition Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 3,737,500(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,737,500(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,737,500(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP 670865104

1.	Names of Reporting Persons David Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,737,500(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,737,500(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,737,500(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP 670865104

1.	Names of Reporting Persons Jeffrey Glat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,737,500(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,737,500(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,737,500(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP 670865104

1.	Names of Reporting Persons Daniel Mintz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,737,500(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,737,500(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,737,500(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These are the shares Issuer’s Class B common stock, which will automatically convert into the shares of Issuer’s Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-251617). OCA Acquisition Holdings LLC is the record holder of the shares reported herein. Olympus Capital Asia V, L.P. currently is the majority and managing member of OCA Acquisition Holdings LLC. Messrs. Shen, Glat and Mintz are managing directors of Olympus Capital, the investment adviser to Olympus Capital Asia V, L.P., and each own indirect interests in Olympus Capital Asia V, L.P. As such, each such person may be deemed to have or share beneficial ownership of the Class B Common Stock held directly by OCA Acquisition Holdings LLC. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)	Excludes 7,057,500 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 14,950,000 shares of Class A common stock issued and outstanding and 3,737,500 shares of Class B common stock as of November 15, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

Item 1(a). Name of Issuer

OCA Acquisition Corp. (the “Issuer”)

Item 1(b). Address of the Issuer’s Principal Executive Offices

1345 Avenue of the Americas, 33rd Floor

New York, NY 10105

Item 2(a). Names of Persons Filing

OCA Acquisition Holdings LLC, David Shen, Jeffrey Glat and Daniel Mintz (collectively, the “Reporting Persons”)

Item 2(b). Address of the Principal Business Office, or if none, Residence:

1345 Avenue of the Americas, 33rd Floor

New York, NY 10105

Item 2(c). Citizenship

OCA Acquisition Holdings LLC is a Delaware limited liability company. Messrs. Shen, Glat and Mintz are citizens of the United States of America.

Item 2(d). Title of Class of Securities

Class A common stock, $0.0001 par value per share.

The shares of Class A common stock are the class of common stock of the Issuer registered pursuant to the Act. The Reporting Persons own Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the Class B common stock shall convert into Class A common stock will be adjusted (unless the holders of a majority of the outstanding Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to OCA Acquisition Holdings LLC or its affiliates upon conversion of loans made to the Issuer).

Item 2(e). CUSIP Number

670865104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 3,737,500 shares of the Issuer’s Class B common stock, representing 20.0% of the total shares of Class A common stock issued and outstanding and assuming the conversion of all the issued and outstanding shares of Class B common stock of the Issuer. The shares of Class B common stock are automatically convertible into the shares of Issuer’s Class A common stock at the time of the Issuer’s Business Combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-251617).

The percentage of the Class B common stock held by the Reporting Persons is based on 14,950,000 shares of Class A common stock issued and outstanding and 3,737,500 shares of Class B common stock issued and outstanding as of November 15, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

OCA Acquisition Holdings LLC is the record holder of the shares reported herein. Olympus Capital Asia V, L.P. currently is the majority and managing member of OCA Acquisition Holdings LLC. Messrs. Shen, Glat and Mintz are managing directors of Olympus Capital, the investment adviser to Olympus Capital Asia V, L.P., and each own indirect interests in Olympus Capital Asia V, L.P. As such, each such person may be deemed to have or share beneficial ownership of the Class B Common Stock held directly by OCA Acquisition Holdings LLC. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

OCA ACQUISITION HOLDINGS LLC, a Delaware limited liability company

By:	/s/ David Shen
Name:	David Shen
Title:	Authorized Person

By:	/s/ David Shen
Name:	David Shen

By:	/s/ Jeffrey E. Glat
Name:	Jeffrey E. Glat

By:	/s/ Daniel Mintz
Name:	Daniel Mintz

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)